EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 30, 2025 (the “Agreement Date”) by and among (i) BT Assets, Inc., a Delaware corporation (“BT Assets”), (ii) Brandon Mintz, an individual (“Mintz”), (iii) BD Investment Holdings LLC, a Delaware limited liability company (“BD Investment Holdings”), (iv) BD Investment Holdings II LLC, a Delaware limited liability company (“BD Investment Holdings II”, and together with Mintz and BD Investment Holdings, collectively, the “BT Assets Stockholders”), (v) BT HoldCo LLC, a Delaware limited liability company (“BT HoldCo”), (vi) Bitcoin Depot, Inc., a Delaware corporation (“PubCo”), (vii) BCD Merger Sub LLC, a Delaware limited liability company (“Merger Sub LLC”) that is treated as a disregarded entity of PubCo for U.S. federal income tax purposes, and (viii) BCD Merger Sub Inc., a Delaware corporation (“Merger Sub Inc.” and together with Merger Sub LLC, the “Bitcoin Depot Merger Subs” and each, a “Bitcoin Depot Merger Sub”).

WHEREAS, the BT Assets Stockholders collectively own 100% of the issued and outstanding capital stock of BT Assets (the “BT Assets Stock”);

WHEREAS, immediately prior to the First Effective Time (as defined below), BT Assets will own (i) 41,193,024 Common Units of BT HoldCo, (ii) 5,000,000 Class 1 Earnout Units of BT HoldCo (“Class 1 Earnout Units”), (iii) 5,000,000 Class 2 Earnout Units of BT HoldCo (“Class 2 Earnout Units”), and (iv) 5,000,000 Class 3 Earnout Units of BT HoldCo (“Class 3 Earnout Units”, and together with the Class 1 Earnout Units and Class 2 Earnout Units, collectively, “Earnout Units”), and BT Assets is a member of BT HoldCo and is a party to the Amended and Restated Limited Liability Company Operating Agreement of BT HoldCo (the “BT HoldCo Agreement”);

WHEREAS, BT Assets owns 41,193,024 shares of Class V common stock of PubCo, par value of $0.0001 per share (such 41,193,024 shares, the “Specified Class V Shares”);

WHEREAS, BT Assets and PubCo desire to structure a transaction which will have the effect of streamlining the corporate structure of PubCo and its subsidiaries;

WHEREAS, in connection with the First Merger (as defined below), Merger Sub Inc. will merge with and into BT Assets, with BT Assets as the surviving company of such merger, with the BT Assets Stockholders entitled to receive the Merger Consideration (as defined below);

WHEREAS, in connection with the First Merger, each of the Specified Class V Shares will automatically and without further action by BT Assets be transferred to PubCo for no consideration;

WHEREAS, in connection with the Second Merger (as defined below), BT Assets will merge with and into Merger Sub LLC, with Merger Sub LLC as the surviving company of such merger, for no consideration;

WHEREAS, following the consummation of the Second Merger (as defined below), PubCo will contribute all of the Units and Warrants that it holds in BT HoldCo to Merger Sub LLC, and following the consummation of such contribution, the Tax Receivable Agreement (as defined below) will be terminated;

WHEREAS, the audit committee (the “PubCo Audit Committee”) of the board of directors of PubCo (the “PubCo Board”) has (i) determined that it is in the best interests of PubCo and its stockholders, and declared it advisable, for PubCo and the Bitcoin Depot Merger Subs to enter into this Agreement upon the terms and conditions set forth herein, (ii) authorized and approved this Agreement and the Transactions (as defined below) and (iii) resolved to recommend that the PubCo Board approve and adopt this Agreement;

WHEREAS, the board of directors of BT Assets and the BT Assets Stockholders have unanimously authorized and approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein; and

WHEREAS, PubCo, in its capacity as the sole stockholder of Merger Sub Inc., has authorized and approved this Agreement and the First Merger, upon the terms and subject to the conditions set forth herein, and in its capacity as the sole member of Merger Sub LLC, has authorized and approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein (such approval, collectively, the “Merger Sub Equityholder Approvals”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE 1

THE MERGERs; CLOSINGs
1.1.
Mergers.
(a)
First Merger. Subject to the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the First Effective Time, Merger Sub Inc. shall be merged with and into BT Assets (such merger, the “First Merger”), the separate corporate existence of Merger Sub Inc. shall cease, and BT Assets shall continue as the surviving entity of the First Merger under the laws of the State of Delaware. BT Assets, as the surviving entity in the First Merger, is referred to hereinafter as the “First Surviving Company.”
(b)
Second Merger. Subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Second Effective Time, the First Surviving Company will be merged with and into Merger Sub LLC (such merger, the “Second Merger”), the separate corporate existence of the First Surviving Company shall cease, and Merger Sub LLC shall continue as the surviving entity of the Second Merger under the laws of the State of Delaware.

Merger Sub LLC, as the surviving entity in the Second Merger, is referred to hereinafter as the “Second Surviving Company.”
(c)
BT Assets Board and Stockholder Approval. Prior to the First Closing, BT Assets delivered to PubCo a true and correct copy of the omnibus resolutions of (i) the board of BT Assets and (ii) the BT Assets Stockholders, in their capacity as the sole stockholders of BT Assets, unanimously approving this Agreement, the Transaction Documents and the Transactions, including the mergers contemplated thereby, a copy of which is annexed hereto as Exhibit A (the “BT Assets Board and Stockholder Approval”).
(d)
BT Assets Secretary’s Certificate. Prior to the First Closing, BT Assets delivered a certificate of an authorized officer of BT Assets to PubCo certifying the BT Assets Board and Stockholder Approval, a copy of which is annexed hereto as Exhibit B.
(e)
Merger Sub Equityholder Approvals. Prior to the First Closing, PubCo delivered to BT Assets a true and correct copy of the Merger Sub Equityholder Approvals, a copy of which is annexed hereto as Exhibit C.
(f)
PubCo Officer’s Certificate. Prior to the First Closing, PubCo delivered a certificate of an authorized officer of PubCo to BT Assets certifying the Merger Sub Equityholder Approvals, a copy of which is annexed hereto as Exhibit D.
(g)
Tax Matters. The parties hereto acknowledge and agree that, for U.S. federal income tax purposes, (i) this Agreement is intended to be a “plan of reorganization” for purposes of Treasury Regulations Sections 1.368-1 and 1.368-2(g); (ii) the Transactions, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Tax Treatment”); and (iii) BT Assets and PubCo are parties to a reorganization within the meaning of Section 368(a) of the Code. The parties hereto shall not take any tax reporting position inconsistent with the Tax Treatment, unless otherwise required pursuant to any change in applicable law after the Closings, or a “determination” within the meaning of Section 1313(a) of the Code. Each of the BT Assets Stockholders (or if such holder is a disregarded entity for U.S. federal income tax purposes, its regarded owner) shall provide a properly completed and duly executed IRS Form W-9 to PubCo.
(h)
First Certificate of Merger. At the First Closing, the parties shall cause the First Merger to be effected by filing a certificate of merger with the Secretary of State of Delaware in accordance with the provisions of the DGCL in the form attached as Exhibit E hereto (the “Delaware First Certificate”).
(i)
First Effective Time. The First Merger shall become effective at 9:05 a.m. Eastern Time on the date hereof (the “First Effective Time”).
(j)
Effects of the First Merger. At the First Effective Time, the effect of the First Merger shall be as provided in Section 251 of the DGCL.
(k)
Cancellation of Outstanding BT Assets Capital Stock and Consideration Therefor; No Appraisal Rights. At the First Effective Time, by virtue of the First Merger and without any additional action on the part of Merger Sub Inc., BT Assets or any of their respective equity holders, each share of BT Assets Stock outstanding immediately prior to the First Effective Time will be canceled. In exchange therefor, PubCo shall (i) issue and deliver to the BT Assets Stockholders pro rata based on their ownership of capital stock of BT Assets 41,193,024 shares of Class M common stock of PubCo, par value $0.0001 per share, which shall be evidenced by book entry receipt on the PubCo transfer agent’s account (and evidence thereof shall be provided by PubCo to Mintz) (the “Stock Consideration”), (ii) enter into a contingent equity rights agreement, in the form attached as Exhibit F hereto, to preserve the economics specified in Section 3.14 of the HoldCo Operating Agreement (the “Contingent Equity Consideration”) and (iii) pay to the BT Assets Stockholders pro rata based on their ownership of capital stock of BT Assets, by wire transfer of immediately available funds to an account or accounts specified to PubCo by Mintz, an amount equal to $8,400,000 (such amount specified in clause (ii), the “Cash Consideration”, and, together with the Stock Consideration, and the Contingent Equity Consideration, the “Merger Consideration”). Pursuant to the First Merger, the shares of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the First Effective Time shall be converted into and constitute the shares of capital stock of the First Surviving Company from and after the First Effective Time. No Person shall have a right of appraisal or any similar right with respect to the First Merger.
(l)
Retirement of Class V Shares. At the First Effective Time, concurrently with the First Merger, BT Assets shall cause the Specified Class V Shares to be transferred to PubCo. BT Assets, in its capacity as holder of the Specified Class V Shares, shall cease to have any rights with respect to such Specified Class V Shares, except as expressly provided herein or by applicable law. Such Specified Class V Shares shall be cancelled by PubCo upon return thereto.
(m)
Second Certificate of Merger. At the Second Closing, the parties shall cause the Second Merger to be effected by filing a certificate of merger with the Secretary of State of Delaware in accordance with the provisions of the DLLCA and the DGCL in the form attached as Exhibit G hereto (the “Delaware Second Certificate”).
(n)
Second Effective Time. The Second Merger shall become effective at 9:10 a.m. Eastern Time on the date hereof (the “Second Effective Time”).
(o)
Effects of the Second Merger. At the Second Effective Time, the effect of the Second Merger shall be as provided in Section 18-209 of the DLLCA.
(p)
Cancellation of Outstanding Capital Stock of First Surviving Company and Consideration Therefor; No Appraisal Rights. By virtue of the Second Merger and without any additional action on the part of Merger Sub LLC, the First Surviving Company or any of their respective equity holders, each share of capital stock of the First Surviving Company outstanding immediately prior to the Second Effective Time will be canceled for no additional consideration. For the avoidance of doubt, limited liability company interests of Merger Sub LLC issued and outstanding pursuant to the Certificate of Formation of Merger Sub LLC, dated as of May 20, 2025 shall constitute the interests of the Second Surviving Company from and after the Second Effective Time. No Person shall have a right of appraisal or any similar right with respect to the Second Merger.

(q)
Contribution of BT HoldCo Units from PubCo to Merger Sub LLC. Immediately following the consummation of the Second Merger on the date hereof, PubCo shall contribute, transfer, assign, convey and deliver all of the Units and Warrants in BT HoldCo held by it to Merger Sub LLC, and Merger Sub LLC shall accept from PubCo such contribution (the “Contribution”), in accordance with the terms of the contribution agreement, in the form attached hereto as Exhibit H.
(r)
Termination of the Tax Receivable Agreement. Each of PubCo, BT HoldCo and BT Assets hereby agree that, immediately following the consummation of the Contribution, the Tax Receivable Agreement shall terminate and shall no longer be effective, without any further action on the part of any Person, and no party thereto shall have any further liability thereunder.
1.2.
Closings. The closing of the Transactions, including the First Closing, the Second Closing and the consummation of the Contribution (the “Closings”), will be held by electronic exchange of documents and counterpart signature pages simultaneously with the execution of this Agreement. For the avoidance of doubt, the parties hereto intend that the First Closing shall occur prior to the Second Closing and intend that the Second Closing shall occur prior to the consummation of the Contribution.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF the BT Assets Stockholders and BT Assets

The BT Assets Stockholders and BT Assets represent and warrant, severally and not jointly, to PubCo and the Bitcoin Depot Merger Subs as follows:

2.1.
Organization, Power and Standing. BT Assets is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The BD Investment Holdings and BD Investment Holdings II are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Delaware. BT Assets has full corporate power to own, lease and operate its properties and assets and to carry on its businesses as now conducted. Each of BD Investment Holdings and BD Investment Holdings II has full limited liability company power to own, lease and operate its properties and assets and to carry on its businesses as now conducted. Copies of BT Assets’ certificate of incorporation and bylaws have been provided to PubCo and are true, accurate, complete and correct copies thereof.
2.2.
Subsidiaries. BT Assets does not have any Subsidiaries, and does not own or have the right to acquire, directly or indirectly, any equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business organization.
2.3.
Qualifications. BT Assets is qualified to do business in and is in good standing in the State of Delaware. There are no other jurisdictions in which BT Assets must qualify to do business as a foreign entity in order to currently conduct business that makes such licensing or qualification necessary to qualify to do business in order to own, lease and operate its properties and assets and to carry on its businesses as it is now conducted.

2.4.
Power and Authority; No Conflicts. The BT Assets Stockholders and BT Assets have full power and authority and have taken all required action necessary to permit them to execute and deliver and to carry out the terms of this Agreement and the other resolutions, consents, agreements, instruments and documents contemplated hereby (collectively, the “Transaction Documents”). The execution, delivery and performance by BT Assets and the BT Assets Stockholders of the Transaction Documents to which they are a party will not result in any violation of, be in conflict with or constitute a default under their respective organizational documents or under any contract to which Mintz is a party.
2.5.
Consents and Approvals. No consent, order, approval, authorization, declaration or filing with or from any Governmental Authority or third party is required on the part of any BT Assets Stockholder or BT Assets for the consummation of the Transactions.
2.6.
Validity and Enforceability. This Agreement and each of the other Transaction Documents to which they are a party constitute the valid and legally binding obligations of the BT Assets Stockholders and BT Assets, enforceable against them in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
2.7.
Capitalization. All of the BT Assets Stock is held collectively by the BT Assets Stockholders. There are no outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate BT Assets to issue any capital stock or other equity securities. There are no agreements to which BT Assets is a party relating to the acquisition, disposition, voting or registration of any capital stock or other equity securities of BT Assets. There are no outstanding equity appreciation, phantom equity or profit participation rights with respect to the equity securities of BT Assets.
2.8.
Business Activities. Prior to the date hereof, BT Assets (a) has not conducted any business other than investing in, owning and holding securities of PubCo and BT HoldCo and activities incidental thereto and to the maintenance of BT Assets’ existence as a corporation and (b) has not had any employees.
2.9.
Assets and Liabilities. Immediately prior to the First Effective Time, BT Assets will have no assets, liabilities or obligations of any nature other than (a) 41,193,024 Common Units of BT HoldCo LLC, (b) 5,000,000 Class 1 Earnout Units of BT HoldCo, (c) 5,000,000 Class 2 Earnout Units of BT HoldCo, (d) 5,000,000 Class 3 Earnout Units of BT HoldCo and (e) 41,193,024 Specified Class V Shares.
2.10.
Tax Matters.
(a)
BT Assets has at all times since its formation prior to the First Merger, been properly classified as an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for U.S. federal (and applicable state and local) income tax purposes, and neither the formation nor the incorporation of BT Assets was in contemplation of or in connection with the Transactions. No event has occurred (or fact has existed) that would have precluded BT Assets at any time prior to the First Merger from qualifying as an S corporation under Section 1361(a), or which would terminate BT Assets’ S corporation status. BT Assets has not (i) incurred (and has no potential for, including if any of its assets were disposed of for cash at their fair market value in a fully taxable transaction) any liability for Taxes under Section 1374 of the Code (or any similar provision of any applicable state or local Laws) on the disposition or sale of any asset of BT Assets (whether actual or deemed) and (ii) incurred (and has no potential for) any liability for Taxes under Sections 1363(d) or 1375 of the Code.
(b)
BT Assets has duly and timely (taking into account valid extensions) made all filings, returns, payments and withholdings, given all notices, maintained all records and supplied all other information in relation to Tax which it is required to make, give, maintain or supply in respect of (i) items reported on any IRS Form K-1 or any other Tax Returns relating to taxable income of BT HoldCo or a Subsidiary thereof that is treated, for Tax purposes, as passed through to the holders of equity of BT HoldCo or such Subsidiary provided to BT Assets by BT HoldCo prior to the First Merger or (ii) items not directly related to BT Assets’ holding of Units of BT HoldCo, and all such returns, payments, withholdings, notices, records and information were, in all material respects, complete and accurate, including any and all filings through and including the First Effective Time.
(c)
BT Assets has timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, former employee, independent contractor, creditor, equity holder, or other third party.
(d)
BT Assets has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable laws.
(e)
BT Assets will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closings as a result of any of the following: (i) any change in method of accounting or improper method of accounting used by BT Assets for a taxable period ending on or prior to the Closings, (ii) any installment sale or open transaction disposition made by BT Assets on or prior to the Closings or (iii) any prepaid amount received or deferred revenue realized on or prior to the Closings.
(f)
BT Assets has not been informed by any Taxing Authority in writing that any audit, claim, contest, dispute, adjustment, assessment, examination, investigation, litigation or proceeding (a “Tax Dispute”) concerning any Tax liability of BT Assets is currently pending or being conducted or threatened. BT Assets has not received any (i) notice of any Tax Dispute, (ii) request for information, or (iii) notice of deficiency or proposed adjustment with respect to Taxes of BT Assets.
(g)
BT Assets has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business).

(h)
Other than the Tax Receivable Agreement, BT Assets (i) has never been a member of an affiliated, consolidated, combined, unitary or similar Tax group, (ii) has no liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than any contracts entered in the ordinary course of business, the primary purpose of which is not Taxes) or otherwise and (iii) is not a party to and has no obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar arrangement.
(i)
BT Assets has not been a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify under Section 355 of the Code or such portion of Section 361 as relates to Section 355.
(j)
There is no lien for Taxes on any of the assets of BT Assets.
(k)
BT Assets has not participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (other than a “loss transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(5)) (or any similar provision of state or local or non-U.S. Tax Law).
(l)
BT Assets is not and has not been subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence. No claim has been made by a Taxing Authority in a jurisdiction where BT Assets does not file a particular type of Tax Return, or pay a particular type of Tax, that BT Assets is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction that has not been settled or resolved. No BT Assets Stockholder has made an election pursuant to Section 965(i) of the Code.
(m)
Except for BT HoldCo and its subsidiaries, BT Assets does not own an interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity that is treated as a partnership for federal or applicable state or local income Tax purposes.
(n)
No closing agreements (as described in Section 7121 of the Code or any analogous or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or any binding written agreements relating to Taxes with any Taxing Authority have been entered into or requested by BT Assets.
(o)
Other than with respect to BDO USA, P.C., in its capacity as tax advisor of BT Assets, no power of attorney given by, or binding upon, BT Assets with respect to any matter relating to Taxes is currently in force.
(p)
For purposes of this Section 2.10, any reference to BT Assets shall be deemed to include any Person that merged with or was liquidated, wound up or converted into, or amalgamated with, BT Assets, in each case prior to the First Effective Time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PubCo and the BITCOIN DEPOT MERGER SUBS

PubCo and the Bitcoin Depot Merger Subs represent and warrant, severally and not jointly, to BT Assets as follows:

3.1.
Organization, Power and Standing. Merger Sub LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. PubCo and Merger Sub Inc. are each a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.
3.2.
Power and Authority; No-Conflict. Merger Sub LLC has full limited liability company power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of the Transaction Documents. PubCo and Merger Sub Inc. have full corporate power and authority and have taken all required action necessary to permit them to execute and deliver and to carry out the terms of the Transactions. The execution, delivery and performance by PubCo and each Bitcoin Depot Merger Sub of the Transaction Documents to which each is a party will not result in any violation of, be in conflict with or constitute a default on the part of PubCo or such Bitcoin Depot Merger Sub, under its respective organizational documents.
3.3.
Consents and Approvals. No consent, order, approval, authorization, declaration or filing with or from any Governmental Authority or third party is required on the part of PubCo or such Bitcoin Depot Merger Sub for the consummation of the Transactions.
3.4.
Validity and Enforceability. This Agreement and each of the other Transaction Documents to which they are a party constitute the valid and legally binding obligations of PubCo and the Bitcoin Depot Merger Subs, enforceable against them in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
3.5.
Business Activities. Neither Merger Sub LLC nor Merger Sub Inc. has conducted any business activities since its formation other than activities directed toward or in furtherance of the accomplishment of the Transaction to which it is a party. Each of Merger Sub LLC and Merger Sub Inc. was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Documents to which it is or will be a party, as applicable, and the Transactions, as applicable.
ARTICLE 4

Tax Matters
4.1.
Pre-Closing Tax Returns. The parties hereto acknowledge that as a result of the Transactions, the separate existence of BT Assets will cease, and agree to treat the date hereof as the last day of the taxable period of BT Assets for U.S. federal (and applicable state and local) income Tax purposes. BT Assets Stockholders (at their sole cost and expense) shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of BT Assets for any taxable period ending on or prior to the date of the First Effective Time (the “Pre-Closing BT Assets Returns”). All such Pre-Closing BT Assets Returns shall be prepared and filed in a manner consistent with the past practice of BT Assets, unless otherwise required by applicable laws. PubCo shall cause BT HoldCo to provide BT Assets Stockholders with a Schedule K-1 (IRS Form 1065) of BT Assets in respect of BT HoldCo for the taxable year of BT HoldCo ending on the Closing Date at least thirty (30) days prior to the due date (taking into account any valid extensions) for BT Assets Stockholder’s review. BT Assets Stockholders shall, at least twenty (20) days prior to the due date (taking into account any valid extensions), promptly submit each of the Pre-Closing BT Assets Returns to PubCo for PubCo’s review, comment, and approval (such approval not to be unreasonably withheld, conditioned, or delayed) and BT Assets Stockholders shall reflect all reasonable comments from PubCo on such BT Assets Tax Returns. If BT Assets Stockholders and PubCo are unable to agree on any of PubCo’s comments, such parties shall negotiate in good faith and use their respective commercially reasonable efforts to resolve such items and, if they are unable to resolve such dispute within ten (10) days prior to the due date for filing such Tax Return (taking into account any valid extensions), such dispute shall be resolved by a nationally recognized independent accounting firm reasonably acceptable to all such parties (the “Independent Accounting Firm”), acting as an expert and not an arbitrator, for resolution on at least a “should” basis and such firm’s determination shall be final. If any dispute with respect to such Tax Return is not resolved prior to the due date of the applicable Tax Return, such Tax Return shall be filed in the manner that the party responsible for preparing such Tax Return deems correct without prejudice to the other party’s rights hereunder and shall promptly be amended to reflect any contrary resolution of the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne equally by PubCo, on the one hand, and the BT Assets Stockholders, on the other hand. Following the Closings, PubCo and each of the BT Assets Stockholders shall reasonably cooperate, and shall cause their respective direct and indirect subsidiaries to reasonably cooperate, with the BT Assets Stockholders or PubCo, as applicable (including, for the avoidance of doubt, by providing any relevant information), to the extent reasonably requested by the BT Assets Stockholders or PubCo, as applicable, in connection with any Tax matters relating to BT Assets.
4.2.
Tax Contests. If any Governmental Authority issues to PubCo or any Bitcoin Depot Merger Sub (a) a written notice of its intent to audit or other similar proceeding with respect to BT Assets that could give rise to any Indemnified Taxes, or (b) a written notice of deficiency against BT Assets that includes any Indemnified Taxes (any of the foregoing, a “Tax Contest”), PubCo or such Bitcoin Depot Merger Sub, as applicable, shall notify the BT Assets Stockholders in writing of its receipt of such communication as soon as reasonably possible but in all cases within thirty (30) days after such receipt, and such written notice shall be accompanied by copies of any notice or other documents received from the Governmental Authority with respect to such Tax Contest. If any Governmental Authority issues a communication to any BT Assets Stockholder with respect to any Tax Contest, such BT Assets Stockholder shall notify PubCo in writing of its receipt of such communication as soon as reasonably possible but in all cases within thirty (30) days after such receipt, and such written notice shall be accompanied by copies of any notice or other documents received from the Governmental Authority with respect to such Tax Contest. The BT Assets Stockholders (or any Person or Persons they designate), at their expense, shall control the portion of any Tax Contest that relates to Indemnified Taxes; provided, however, that the BT Assets Stockholders shall (i) keep PubCo reasonably apprised of the status of such portion of such Tax Contest, (ii) provide PubCo with copies of all material correspondence received from the applicable Governmental Authority in connection with such portion of such Tax Contest, and (iii) not settle, compromise or abandon such portion of such Tax Contest without the prior written consent of PubCo (which consent shall not be unreasonably withheld, conditioned or delayed). PubCo shall take any actions (including granting any BT Assets Stockholder or its designee any necessary power of attorney) reasonably necessary to allow the BT Assets Stockholders to exercise their right to control such portion of any Tax Contest pursuant to this Section 4.2. In the event of any conflict between the provisions of this Section 4.2, on the one hand, and the provisions of Section 5.4, on the other hand, the provisions of this Section 4.2 shall control.
4.3.
Tax Refunds. The BT Assets Stockholders shall be entitled to any Tax refunds or overpayments in respect of Pre-Closing Tax Periods that are received by PubCo or any Bitcoin Depot Merger Sub in respect of any Indemnified Taxes paid by BT Assets prior to the First Effective Time or paid by any BT Assets Stockholder pursuant to Section 5.2, net of any out-of-pocket costs, expenses or Taxes attributable to such refunds (any such amount, a “Tax Refund”); provided, that, for the avoidance of doubt, Tax Refunds shall not include any Tax refunds received by PubCo or any Bitcoin Depot Merger Sub attributable to Taxes or Tax attributes that are attributable to a carryback of any losses, credits or other Tax items generated in any Tax period (or portion thereof) beginning after the Closings or that are payable to another Person pursuant to any contract to which BT Assets is a party as of the First Effective Time; provided, further, that, no such amount shall be required to be paid to the extent that any indemnification payment owed to a PubCo Indemnified Party pursuant to Section 5.2 has not been paid. PubCo and the Bitcoin Depot Merger Subs shall use commercially reasonable efforts to make all filings prepared by the BT Assets Stockholders and take all actions as reasonably directed by the BT Assets Stockholders to secure any such Tax Refunds as promptly as possible and to pay to the BT Assets Stockholders any such amount within fifteen (15) days after the actual receipt or utilization of such Tax Refund. If any Tax Refund to which the BT Assets Stockholders are entitled under this Section 4.3 is subsequently reduced or disallowed as a result of a Tax Dispute, the BT Assets Stockholders shall promptly pay the amount so reduced or disallowed (including any interest thereon payable to the applicable Governmental Authority) to PubCo.
4.4.
Additional Tax Distributions.

(a) On the Business Day immediately prior to the Closing Date, to the extent the Tax Distribution Conditions (as defined in the BT HoldCo Agreement as in effect immediately prior to the First Closing) are satisfied, PubCo shall cause BT HoldCo to make Tax Distributions (as defined in the BT HoldCo Agreement as in effect immediately prior to the First Closing) in respect of the portion of the Fiscal Quarter (as defined in the BT HoldCo Agreement as in effect immediately prior to the First Closing) ending on the Closing Date in accordance with Section 4.1(a)(i) of the BT HoldCo Agreement as in effect immediately prior to the First Closing, and BT Assets shall cause such amounts to be distributed to the BT Assets Stockholders.

(b) To the extent (i) the resolution of any Tax Dispute with respect to any taxable income of BT HoldCo for any taxable period beginning on or after June 30, 2023 and ending on or prior to the Closing Date results in any additional taxable income (as determined for U.S. federal income Tax purposes) being allocated to BT Assets by BT HoldCo and then by BT Assets to the BT Assets

Stockholders and (ii) the BT Assets Stockholders pay income Tax with respect to such additional taxable income, then PubCo shall pay the BT Assets Stockholders an amount equal to the product of (a) the Assumed Tax Rate (as defined in the BT HoldCo Agreement as in effect immediately prior to the First Closing) and (b) the amount of such additional taxable income described in clause (ii) above in respect of which the BT Assets Stockholders must pay income Tax.

4.5.
Tax Distribution Adjustments. Following the Closings, if (a) the amount equal to the product of (i) the Assumed Tax Rate (as defined in the BT HoldCo Agreement as in effect immediately prior to the First Closing) and (ii) the amount of any taxable income (as determined for U.S. federal income Tax purposes) as reported on Schedule K-1 (IRS Form 1065) of BT Assets in respect of BT HoldCo for the taxable year of BT HoldCo ending on the Closing Date exceeds (b) the amount of the aggregate distributions made by BT HoldCo to BT Assets during the taxable year of BT HoldCo ending on the Closing Date, then PubCo shall pay the BT Assets Stockholders the amount of such excess in cash within 15 days after the filing of such Schedule K-1. If the amount described in clause (b) above exceeds the amount described in clause (a) above, then the BT Assets Stockholders shall pay PubCo the amount of such excess in cash within 15 days after the filing of such Schedule K-1. All payments made pursuant to this Section 4.5 shall be treated as adjustments to the Merger Consideration for all Tax purposes except as otherwise required by applicable law.
ARTICLE 5

SURVIVAL; INDEMNIFICATION
5.1.
Survival. All representations and warranties set forth in this Agreement shall survive until twelve (12) months following the Closing Date, except that (a) the representations and warranties set forth in Section 2.10 shall survive until sixty (60) days following the expiration of the applicable Tax statute of limitations, and (b) the Fundamental Representations shall survive indefinitely.
5.2.
Indemnification. Effective as of and after the date of the Closings, the BT Assets Stockholders, jointly and severally, (the “BT Assets Indemnifying Parties”) agree to indemnify, defend and hold harmless PubCo and the Bitcoin Depot Merger Subs and their respective affiliates (the “PubCo Indemnified Parties”) from and against any and all actual out-of-pocket losses, costs, payments, demands, interests, commitments, fines, penalties, forfeitures, expenses, liabilities, judgments, deficiencies or damages (including actual costs of investigation and reasonable attorneys’ fees and other costs and expenses) (collectively, “Losses”) incurred or sustained by the PubCo Indemnified Parties as a result of (a) any breach or inaccuracy of any of the representations or warranties of BT Assets or the BT Assets Stockholders contained herein, (b) any activities of BT Assets prior to the Closings, (c) any liabilities of BT Assets arising prior to the date of the Closings and (d) Indemnified Taxes. Unless otherwise required by applicable law, any indemnity payment made pursuant to Article 5 shall be treated by all parties as an adjustment to the aggregate Merger Consideration payable under this Agreement. This indemnity shall not cover a PubCo Indemnified Party to the extent that any Losses result from such PubCo Indemnified Party’s fraud or willful misconduct.
5.3.
Certain Limitations. The indemnification provided for in Section 5.2 shall be subject to the following limitations:

(a)
The BT Assets Indemnifying Parties shall not be liable to the PubCo Indemnified Parties for indemnification under Section 5.2(a) (other than with respect to any breach or inaccuracy of any representation or warranty in Section 2.10 or any Fundamental Representation), (i) until the aggregate amount of all Losses in respect of indemnification under Section 5.2(a) exceeds 0.5% of the Cash Consideration (the “Deductible”), in which event the BT Assets Indemnifying Parties shall only be required to pay or be liable for all such Losses in excess of the Deductible; and (ii) for any individual or series of related Losses that exceed an amount equal to one hundred percent (100%) of the Cash Consideration (the “Indemnity Cap”).
(b)
Payments by the BT Assets Indemnifying Parties pursuant to Section 5.2 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the PubCo Indemnified Parties in respect of any such claim. The PubCo Indemnified Parties shall use their respective commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses.
(c)
In no event shall any BT Assets Indemnifying Party be liable to any PubCo Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.
(d)
Each PubCo Indemnified Party shall take all reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or do, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.
5.4.
Indemnification Procedures. Any direct claim by a PubCo Indemnified Party on account of any Losses, which does not result from a third-party claim, shall be asserted by the PubCo Indemnified Party giving the BT Assets Indemnifying Parties reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the PubCo Indemnified Party becomes aware of such claim. Failure to provide prompt written notice shall not relieve the BT Assets Indemnifying Parties of their indemnification obligations, except to the extent that the BT Assets Indemnifying Parties are materially prejudiced as a result of such failure or delay. Such notice by the PubCo Indemnified Party shall describe the claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the PubCo Indemnified Party. The BT Assets Indemnifying Parties shall have forty-five (45) days after its receipt of such notice to respond in writing to such claim. The PubCo Indemnified Party shall allow the BT Assets Indemnifying Parties and their professional advisors to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any amount is payable in respect of the claim and the PubCo Indemnified Party shall reasonably cooperate with the BT Assets Indemnifying Parties in connection with any such investigation by giving such information and assistance (including access to the PubCo Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the BT Assets Indemnifying Parties or any of their professional advisors may reasonably request. If the BT Assets Indemnifying

Parties do not so respond within such forty-five (45)-day period, the BT Assets Indemnifying Parties shall be deemed to have rejected such claim.
ARTICLE 6

MISCELLANEOUS
6.1.
Notices.
(a)
All notices, requests, demands, claims and other communications provided for under this Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (i) personal delivery (including receipted courier service) or overnight delivery service to the intended recipient at the address set forth below, (ii) electronic mail to the email address of the intended recipient set forth below (provided that a copy is also sent by another permitted method), (iii) nationally recognized overnight delivery courier service to the intended recipient at the address set forth below or (iv) registered or certified mail, return receipt requested, postage prepaid, to the intended recipient at the address set forth below:
(i)
If to PubCo, a Bitcoin Depot Merger Sub or the Second Surviving Company, at its principal place of business indicated herein, or at such other address as PubCo may hereafter designate by written notice to the BT Assets Stockholders, with a copy to:

Bitcoin Depot Inc.

3343 Peachtree Road NE, Suite 750

Atlanta, GA 33026

Attention: Scott Buchanan

Email: scott@bitcoindepot.com

with an electronic copy to, which shall not constitute notice:

Milbank LLP

55 Hudson Yards

New York, NY 10001-2163

Attention: Ross Shepard

Email: rshepard@milbank.com

(ii)
If to BT Assets or any of the BT Assets Stockholders, at the address indicated herein, or at such other address as any BT Assets Stockholder may hereafter designate by written notice to PubCo, with a copy to:

Attention: Brandon Mintz

with an electronic copy to, which shall not constitute notice:

Josh Lawler

Email: jlawler@zuberlawler.com

(b)
Notices shall be deemed to have been received: (i) if given by personal delivery or by electronic mail, on the day given, if given before 5:00 PM local time on a Business Day in the jurisdiction of the intended recipient; otherwise on the next Business Day; (ii) if given by nationally recognized overnight delivery courier service, on the date of delivery indicated in the records of such courier service; and (iii) if given by registered or certified mail, return receipt requested, postage prepaid, on the date of delivery indicated on the return receipt.
6.2.
No Waiver. No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.
6.3.
Amendments and Waivers. The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by or on behalf of the parties hereto, and any such modification, amendment or waiver shall be binding on each of the parties hereto.
6.4.
Governing Law; Jurisdiction; Venue; Service of Process. This Agreement and the rights of the parties hereunder will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the federal or state courts located in Delaware and agrees that process may be served upon it in any manner authorized by the laws of the state of Delaware, for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process; (b) if any such action is commenced in a state court other than in Delaware, then, subject to applicable law, no party will object to the removal of such action to Delaware, if possible, and if removal to Delaware is not available, to any federal court located in the District of Delaware; (c) each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby; and (d) each of the parties agrees that service of any process, summons, notice or document pursuant to Section 6.1 shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in this paragraph.
6.5.
Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach or threatened breach of this Agreement, BT Assets, PubCo and the Bitcoin Depot Merger Subs shall be entitled to specific performance of the agreements and obligations of the parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.
6.6.
Successors and Assigns. No party hereto may assign this Agreement or any of its rights or delegate any of its duties under this Agreement without the prior written consent of the applicable counterparty. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

6.7.
Counterparts. This Agreement may be executed in counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by email in pdf or similar form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
6.8.
Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.
6.9.
No Third-Party Beneficiaries. Nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.
6.10.
Further Assurances. If at any time after the First Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Second Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of BT Assets, the Second Surviving Company is fully authorized to take all such lawful and necessary action.
6.11.
Construction of Agreement.
(a)
Severability. If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by law and the remainder of the Agreement shall remain in full force and effect.
(b)
No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other Transaction Document, this Agreement and such other Transaction Documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other Transaction Document contemplated herein.
(c)
Headings. The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.
(d)
Pronouns. All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.
(e)
References to this Agreement. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement. The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.

(f)
Including. Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation.”
ARTICLE 7

DEFINITIONS

The following terms, as used in this Agreement, have the meanings specified below:

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“BD Investment Holdings” has the meaning set forth in the Preamble.

“BD Investment Holdings II” has the meaning set forth in the Preamble.

“Bitcoin Depot Merger Subs” has the meaning set forth in the Preamble.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“BT Assets” has the meaning set forth in the Preamble.

“BT Assets Board and Stockholder Approval” has the meaning set forth in Section 1.1(c).

“BT Assets Indemnifying Parties” has the meaning set forth in the Section 5.2(a).

“BT Assets Stock” has the meaning set forth in the Recitals.

“BT Assets Stockholders” has the meaning set forth in the Preamble.

“BT HoldCo” has the meaning set forth in the Preamble.

“BT HoldCo Agreement” has the meaning set forth in the Recitals.

“Cash Consideration” has the meaning set forth in Section 1.1(k).

“Class 1 Earnout Units” has the meaning set forth in the Recitals.

“Class 2 Earnout Units” has the meaning set forth in the Recitals.

“Class 3 Earnout Units” has the meaning set forth in the Recitals.

“Closing Date” means the date on which the Closings occur.

“Closings” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” has the meaning set forth in the BT HoldCo Agreement.

“Contingent Equity Consideration” has the meaning set forth in Section 1.1(k).

“Contribution” has the meaning set forth in Section 1.1(q).

“Deductible” has the meaning set forth in Section 5.3(a).

“Delaware First Certificate” has the meaning set forth in Section 1.1(h).

“Delaware Second Certificate” has the meaning set forth in Section 1.1(m).

“DGCL” has the meaning set forth in Section 1.1(a).

“DLLCA” has the meaning set forth in Section 1.1(b).

“Earnout Units” has the meaning set forth in the Recitals.

“First Closing” means the closing of the First Merger.

“First Effective Time” has the meaning set forth in Section 1.1(i).

“First Merger” has the meaning set forth in Section 1.1(a).

“First Surviving Company” has the meaning set forth in Section 1.1(a).

“Fundamental Representations” means Section 2.1 (Organization, Power and Standing), Section 2.2 (Subsidiaries), Section 2.3 (Qualifications), Section 2.4 (Power and Authority; No Conflicts), Section 2.5 (Consent and Approvals), Section 2.6 (Validity and Enforceability), and Section 2.7 (Capitalization).

“Governmental Authority” means any: (i) foreign, federal, state or local government, court, tribunal, administrative agency or department; (ii) other governmental, government appointed or regulatory authority; or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Indemnified Taxes” means any and all liabilities, losses, encumbrances, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts’ fees and expenses) imposed on, incurred or suffered by PubCo or any Bitcoin Depot Merger Sub (including Merger Sub LLC as successor to BT Assets) and their affiliates arising out of or relating to any (i) Taxes of BT Assets for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the date of the Closings, determined (a) in the case of property Taxes and other Taxes imposed on a periodic basis for a Straddle Period, by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the date of the Closings and the denominator of which is the number of calendar days in the entire Straddle Period and (b) in the case of all other Taxes for a Straddle Period, as of the end of the day of the Closings using a “closing of the books methodology”, (ii) all Taxes of any member of an affiliated, consolidated, combined, unitary or similar group of which BT Assets (or any predecessor of BT Assets) is or was a member on or prior to the date of the Closings, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (iii) any and all Taxes of any Person (other than BT Assets) imposed on BT Assets as a transferee or successor, by contract, pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring before the Closings, and (iv) reasonable out-of-pocket and third-party costs and expenses associated with preparing, filing, re-filing, amending, revoking, correcting, defending or modifying any Tax Return of BT Assets with respect to any Pre-Closing Tax Period.

“Indemnity Cap” has the meaning set forth in Section 5.3(a).

“Independent Accounting Firm” has the meaning set forth in Section 4.1.

“Knowledge of BT Assets Stockholders” or any similar knowledge qualification, means the actual knowledge of Brandon Mintz.

“Losses” has the meaning set forth in Section 5.2.

“Merger Consideration” has the meaning set forth in Section 1.1(k).

“Merger Sub Equityholder Approvals” has the meaning set forth in the Recitals.

“Merger Sub Inc.” has the meaning set forth in the Preamble.

“Merger Sub LLC” has the meaning set forth in the Preamble.

“Mintz” has the meaning set forth in the Preamble.

“Person” means any individual, partnership, limited liability company, association, corporation, trust or other entity.

“Pre-Closing BT Assets Returns” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the day of the Closings and the portion of any Straddle Period ending on and including the day of the Closings.

“PubCo” has the meaning set forth in the Recitals.

“PubCo Audit Committee” has the meaning set forth in the Recitals.

“PubCo Board” has the meaning set forth in the Recitals.

“PubCo Indemnified Parties” has the meaning set forth in the Section 5.2(a).

“Second Closing” means the closing of the Second Merger.

“Second Effective Time” has the meaning set forth in Section 1.1(n).

“Second Merger” has the meaning set forth in Section 1.1(b).

“Second Surviving Company” has the meaning set forth in Section 1.1(b).

“Specified Class V Shares” has the meaning set forth in the Recitals.

“Stock Consideration” has the meaning set forth in Section 1.1(k).

“Straddle Period” means any taxable period beginning on or before the day of the Closings and ending after the day of the Closings.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” or “Taxes” means all United States or foreign, federal, national, state or local taxes, duties, levies, imposts, tariffs, social security contributions or withholdings (or similar) or other governmental charges, assessments and impositions in the nature of taxes, including those on or in respect of income, gross receipts, sales, license, inventory, payroll, employment, withholding, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, unemployment, disability, real property, personal property, use, unclaimed property, escheat, transfer, registration, value added, alternative or add-on minimum or other tax, including any interest, penalty, fine, charge, surcharge or addition to tax within the meaning of Section 6651 of the Code (or any similar state, local or non-U.S. Law) with respect thereto and any interest with respect to such additions or penalties.

“Tax Contest” has the meaning set forth in Section 4.2.

“Tax Dispute” has the meaning set forth in Section 2.10(f).

“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of June 30, 2023, entered into by and among PubCo, BT HoldCo and BT Assets, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Tax Refund” has the meaning set forth in Section 4.3.

“Tax Returns” means all reports, returns, declarations, computations, forms, statements or other information supplied or required to be supplied to a Governmental Entity with respect to any Tax, including any information return, claim for refund, estimated tax return, advance tax return, election, self-assessments, amended withholding tax return, amended return or declaration of estimated Tax and, in each case, any attachments thereto or amendment thereof.

“Tax Treatment” has the meaning set forth in Section 1.1(g).

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Transaction Documents” has the meaning set forth in Section 2.4.

“Transactions” means the Mergers, the Contribution and the other transactions contemplated by the Transaction Documents.

“Units” has the meaning set forth in the BT HoldCo Agreement.

“Warrants” has the meaning set forth in the BT HoldCo Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have affixed their signatures on the date first above written.

BITCOIN DEPOT, INC. By: /s/ Scott Buchanan Name: Scott Buchanan Title: Chief Operating Officer
BT HOLDCO LLC By:_ /s/ Scott Buchanan Name: Scott Buchanan Title: Chief Operating Officer
BCD MERGER SUB INC. By: /s/ Scott Buchanan Name: Scott Buchanan Title: Director
BCD MERGER SUB LLC By:_ /s/ Scott Buchanan Name: Scott Buchanan Title: Manager

[Signature Page to Merger Agreement]

BT ASSETS, INC. By: /s/ Brandon Mintz Name: Brandon Mintz Title: CEO
BD INVESTMENT HOLDINGS LLC By:_ /s/ Brandon Mintz Name: Brandon Mintz Title: Manager
BD INVESTMENT HOLDINGS II LLC By:_ /s/ Brandon Mintz Name: Brandon Mintz Title: Manager

By:_ /s/ Brandon Mintz BRANDON MINTZ, an individual

[Signature Page to Merger Agreement]